Exhibit 99.2

Address to the 2017 Annual General Meeting
Michael Hammes, Chairman, James Hardie Industries plc

Hello and welcome to James Hardie Industries plc’s 2017 Annual General Meeting (AGM), our eighth AGM to be held in Dublin. I am pleased to have you join us.

It has been another significant year for James Hardie. We have made solid progress on driving our proven growth strategy, substantially invested in our people, plants and market development programs and continued to deliver sound financial results.

The company achieved 10% volume growth and 11% revenue growth, which was primarily driven by our North American business. Our Australian business also contributed to this strong top line result. Our North America segment EBIT margin at 23% was within our target range of 20-25%, but below our internal expectations. The International segment EBIT margin improved by 2.6 percentage points and was very strong at 23%. Even with some of our financial results below our internal expectations, our total shareholder returns of 18% and return on capital employed of 31%, remain at the top of our peer group.

We are continuing to invest in enhancing our capability for long-term organic growth. During fiscal year 2017 we invested heavily in our manufacturing network, including the start-up of four new lines across North America, the announcement of a greenfield expansion project next to our existing Tacoma (Washington) plant and the continued addition of capacity in the Philippines. Additionally we made a significant investment in our people and market development programs globally, to better position us for future growth.

We are continuing to expand the breadth and depth of our managerial talent and have recruited externally to fill positions on our executive management team.  Our goal is to add to the already strong management capability in place and enhance the breadth and depth of the executive team.  As an example, Jack Truong joined as our President, International Operations in April 2018 bringing with him more than three decades of experience and a unique set of skills to drive both market demand for fibre cement and our market share in all our businesses and geographies, while being open to future growth opportunities. Additionally, we are committed to strengthening the management team beyond the executive team through a combination of recruiting and an increased focus on development and retention of our high potential employees. In so doing, we add capability and ensure that we have the appropriate level of management depth in place to drive our growth strategy.

I would now like to address the issue of capital management. Our underlying confidence in the strength of our businesses and the environments in which they operate enabled the Board to declare a first half ordinary dividend of US10.0 cents and a second half ordinary dividend of US28.0 cents. The ordinary dividend reflects our commitment to provide shareholder returns within the ordinary dividend payout ratio of 50 to 70% of net operating profit, excluding asbestos adjustments.

Furthermore, on 19 May 2016, we announced a new share buyback program to acquire up to US$100.0 million of our issued capital in the twelve months through May 2017. Under this program, we repurchased and cancelled 6,090,133 shares of our common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

We remain committed to investing in organic growth, sustaining our ordinary dividend, and ensuring that we have the capacity for strategic opportunities or additional shareholder returns while maintaining a strong balance sheet. Overall our financial management remains consistent with an investment grade rated company.

Additionally, due to our strong financial performance during fiscal year 2017, James Hardie contributed US$102.2 million (A$135.1 million) to the AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017 which we are obliged to contribute as part of our commitment under the Amended and Restated Final Funding Agreement.

Including this contribution, we have provided over A$1.3 billion towards asbestos disease related compensation and medical research and education since 2001.

Now turning our attention to board appointments and renewal. I would like to take this opportunity to welcome Steven Simms. We announced the appointment of Steven to our Board in May 2017 and he stands for election at this AGM. Steven is chairman of the Remuneration Committee and has extensive senior executive experience at leading global corporations.

Brian Anderson will be standing for re-election at today’s meeting. Brian was initially appointed as an independent non-executive director in December 2006 and is Chairman of the Audit Committee and a member of the Remuneration Committee. Brian has extensive financial and business experience at both executive and board levels.

Russell Chenu will be standing for re-election at today’s meeting. Russell was initially appointed as non-executive director in August 2014 and is a member of the Remuneration Committee and the Nominating and Governance Committee. Russell joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005, continuing until his retirement in November 2013. Russell is an experienced corporate and financial executive who has held senior finance and management positions with a number of Australian publicly-listed companies.

Rudolf van der Meer will be standing for re-election at today’s meeting. Rudy was initially appointed as an independent non-executive director in February 2007 and is the Chairman of the Nominating and Governance Committee. Rudy is an experienced former executive, with considerable knowledge of international business and the building and construction sector.

In conclusion, James Hardie is first and foremost a growth company. During fiscal year 2018 we will continue to aggressively drive demand for and the market growth of fibre cement products across all our businesses and geographies in which we operate, while actively pursuing future growth opportunities, to deliver profitable returns and create long-term shareholder value.

END

Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

▪	statements about the company’s future performance;

▪	projections of the company’s results of operations or financial condition;

▪	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.